Exhibit 5.1
Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number	E-mail Address

August 7, 2025
KKR & Co. Inc.
30 Hudson Yards
New York, NY 10001

Ladies and Gentlemen:

We have acted as counsel to KKR & Co. Inc., a Delaware corporation (the “Company”), and KKR Group Partnership L.P., an exempted limited partnership formed under the law of the Cayman Islands (the “Guarantor”), in connection with the Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company and the Guarantor with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Company from time to time of an indeterminate aggregate initial offering price of, among other things, debt securities, which may be either senior or subordinated (collectively, the “Securities”) and the issuance by the Guarantor of the Guarantee (as defined below) with respect to the Securities.

We have examined the Registration Statement; the Underwriting Agreement dated August 4, 2025 (the “Underwriting Agreement”), among the Company, the Guarantor and the underwriters named therein pursuant to which such underwriters have agreed to purchase $900,000,000 aggregate principal amount of 5.100% Senior Notes due 2035 (the “Notes”)

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issued by the Company and unconditionally guaranteed by the Guarantor; the Indenture, dated as of May 28, 2025 (the “Base Indenture”) between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, dated as of August 7, 2025 (the “Second Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, the Guarantor and the Trustee; duplicates of the global notes representing the Notes and the guarantee whose terms are set forth in the Indenture (the “Guarantee”). In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and the Guarantor and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

In rendering the opinions set forth below, we have assumed further that (1) the Guarantor is validly existing and in good standing under the law of the Cayman Islands and has duly authorized, executed, issued and delivered the Underwriting Agreement, the Indenture and its Guarantee, as applicable, in accordance with its organizational documents and the law of the Cayman Islands, (2) the execution, issuance, delivery and performance by the Guarantor of the

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Underwriting Agreement, the Indenture and its Guarantee, as applicable, do not constitute a breach or violation of its organizational documents or violate the law of the Cayman Islands or any other applicable jurisdiction (except that no such assumption is made with respect to the federal law of the United States, the law of the State of New York or the Delaware General Corporation Law) and (3) the execution, issuance, delivery and performance by the Company and the Guarantor of the Underwriting Agreement, the Indenture, the Notes and its Guarantee, as applicable, do not constitute a breach or default under any agreement or instrument which is binding upon the Company or the Guarantor.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1.
Assuming due authentication thereof by the Trustee and upon payment and delivery in accordance with the provisions of the Underwriting Agreement, the Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

2.
Assuming due authentication of the Notes by the Trustee and upon payment for and delivery of the Notes in accordance with the Underwriting Agreement, the Guarantee will constitute a valid and legally binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms.

Our opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) the effects of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights.  In addition, we express no opinion as to the validity, legally binding effect or enforceability of (i) the waiver of rights and defenses contained in Section 115 and Section 514 of the Base Indenture and Section 11.06 of the Second Supplemental Indenture

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or (ii) Section 110 and Section 12.03 of the Base Indenture and the Second Supplemental Indenture, respectively, relating to the separability of provisions of the Indenture.

In connection with Section 112 and Section 12.06 of the Base Indenture and the Second Supplemental Indenture, respectively, whereby the parties submit to the jurisdiction of the courts of the United States of America located in the Borough of Manhattan in the City of New York and the Southern District of New York, respectively, we note the limitations of 28 U.S.C. Sections 1331 and 1332 on subject matter jurisdiction of the U.S. federal courts.  In connection with the provisions of Section 112 and Section 12.06 of the Base Indenture and the Second Supplemental Indenture, respectively, which relate to forum selection of the courts of the Borough of Manhattan in the City of New York and the Southern District of New York, respectively (including, without limitation, any waiver of any objection to venue or any objection that a court is an inconvenient forum), we note that under N.Y.C.P.L.R. Section 510 a New York State court may have discretion to transfer the place of trial, and under 28 U.S.C. Section 1404(a) a U.S. District Court has discretion to transfer an action from one U.S. federal court to another. We also note that the recognition and enforcement in New York State courts or U.S. federal courts sitting in the State of New York of a foreign judgment obtained against the Company or the Guarantor is subject to the Uniform Foreign Money—Judgments Recognition Act (53 C.P.L.R. §5301 et seq.).

We do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States and the Delaware General Corporation Law.

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We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K dated August 7, 2025 and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP